Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Prospectus Supplement dated October 15, 2018 and the Prospectus dated January 24, 2018

Registration No. 333-222676

TOYOTA FINANCIAL SERVICES | IncomeDriver Notes®

Accelerate your investments

Toyota Financial Services' IncomeDriver Notes® offers you an opportunity to invest with a company you believe in and a partner you can trust.


1.50%*
November 17th, 2020. The interest rate is variable and subject to change at any time

OVERVIEW FEATURES GET STARTED PROGRAM DOCUMENTS FAQS Questions? Call 1-844-464-4673 LOGIN

Overview

Our IncomeDriver Notes® pay a competitive interest rate and are redeemable at any time. IncomeDriver Notes® are not a bank account or a money market fund and are not FDIC-insured. IncomeDriver Notes® are offered in the U.S. only, and only by means of a prospectus.

Additional investments allowed at any time with no minimum investment amount required

Manage investments at any time

Higher interest rates than typical savings accounts

Why choose IncomeDriver Notes®?



HIGHER RETURNS

Earning is easier with higher interest rates than typical savings accounts



EASY INITIAL INVESTMENT

All it takes is $500 to start earning with us



SIMPLE ACCESS TO FUNDS

No long-term commitments so you can spend your money how you like, when you like

A smarter way to invest

Compare IncomeDriver Notes® rates to those of other popular investment options and see how you can start making more of your investments.[2]

Rate Comparison[1]


1.50%
0.07%
0.04%
IncomeDriver Notes
Money Market
Interest Checking

1 As of Odober 19t h,202 , 0 not i ona l r otes fo r Money Market and I ntere st Checking ore ca l cu l a t ed with i n on a nnua l percentagey i e l d. This i nfo r m a t i o n i s b as ed upon the rotes pu b li shed b y the Federa l De p osit I nsurance Co r porat i on. 2 1ncome Dr i ver Notes• d o not constitute o savings , depos i t o r o the r bank account and ore not i nsured byor subject to the p rotect ion of the Federa l Deposi t I nsura nce Co rporat i on. The l ncome0 river Notes • ore not o money market fund,which o re ty p i ca lly d i ve r s ifie d f unds consisting of short - t erm debt securit i es of m a n y i ssuers, and the r efore do not meet the diversifications and i nvestment qua l i ty st a nda rd s se t forth fo r money moritet funds by the I nvestment Company Act of 1 9 d O. Get started today It's never too late , o r too early, to begin investing w i th o trusted partner li k e Toyota l=inancial Services. Take a look at how simp l e it i s to start. CD V Rll=V YOUR LIG I B ILI TY lnc ome D r i ver Notes" o r e ava ilab le to i ndiv i dua l s and entities with o U . S . address and o SSN Fede r a l lox I D number. LEARN ABOUT YOUR INV!;STM NT Rev i e w the dus . The prospectus is the legal d ocument we fi led wit h the Securities and Exchange Commission (SE:C) tha t p r ovide s deta i l s about Toyota Mot Credit Co r porat i on ond our l ncomeD r iver Notes* prog r a , m which may hel p you make o more inf ormed decisi on 0 COMPL T T l - I NROLLM NT APPLCI AT I ON Vi s i t o u r secu r e enrollment we b site to complete yoo r enro llmen t a p p l icat i o n and eled r on i col ly fun d you r in i tia l inve stment from your U.S. bank account. Ca s h and chec k s ca nno t be a ccepted . 0 START INV STING You w i ll earn do i l y i nte r est on your p r i ncipal i nvestment.. You r i nte r e st will be a u t o ma t i ca llyre inves t ed at the end of each month . ENROLL NO W Program documents ENROLLMENT Pr i vacy N otice V I EW Ter m s of Use V I EW Ej Prospectus V I EW ACCOUNT CHANGE FORMS ® U pd ate you r profi l e or ban k account i n formation Retitle a custodi a l investment Authorize an Atto rn ey • i n l=o ct . G ua r d i a n . or Conservator

CORPORATE RESOLUTION

Identify individuals who can transact on corporate, trust, or partnership Notes

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Frequently asked questions

What are IncomeDriver Notes®?

The IncomeDriver Notes® program is a direct investment in senior notes issued by Toyota Motor Credit Corporation ("TMCC"). IncomeDriver Notes® pay a variable rate of interest and are redeemable at any time. IncomeDriver Notes® are not a bank account or a money market fund and are not FDIC insured. IncomeDriver Notes® are offered in the U.S. only, and only by means of a prospectus. Review the prospectus before you invest.

Am I eligible to make an IncomeDriver Notes® investment?

Individuals and entities with a valid Social Security number (SSN) or U.S. federal taxpayer identification number (TIN) and a U.S. address are eligible. IncomeDriver Notes® may be held individually or jointly, among up to three individuals, or by corporations, partnerships, limited liability companies, firms, associations, or as custodial or trust investments.

What is the interest rate?

The current interest rate is 1.50%. The interest rate is variable and subject to change at any time. Interest is compounded daily at the rate in effect each day, based on a 365/366-day year.

Are IncomeDriver Notes® FDIC-insured?

No, IncomeDriver Notes® are not a savings, deposit or other bank account and are not insured by or subject to the protection of the Federal Deposit Insurance Corporation.

Where can I learn more about Toyota Motor Credit Corporation?

Toyota Motor Credit Corporation, which does business under the Toyota Financial Services (TFS) service mark, is one of the largest consumer finance companies in the U.S. and one of the highest-rated captive auto finance companies in the world. TFS employs approximately 3,200 employees nationwide with managed assets in excess of $122 billion. For information about earnings results, filings with the Securities and Exchange Commission, and company presentations, visit our Investor Relations Center.

How can I contact the IncomeDriver Notes® Customer Service Center?

You can contact the IncomeDriver Notes® Customer Service Center at 1-844-464-4673. Our representatives are available Monday through Friday between 8 a.m. and 7 p.m. (ET). You can also review more frequently asked questions by clicking here.

TOYOTA FINANCIAL SERVICES | IncomeDriver Notes®

Toyota Financial Services is a service mark used to market the products of Toyota Motor Credit Corporation and IncomeDriver Notes® is a registered trademark of Toyota Motor Credit Corporation.

Toyota Motor Credit Corporation ("TMCC") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents TMCC has filed with the SEC for more complete information about TMCC and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov or by downloading them here. Alternatively, TMCC will arrange to send you the prospectus if you request it by calling 1-844-464-4673.
IncomeDriver Notes® are unsecured debt obligations solely of TMCC and are not obligations of, or directly or indirectly guaranteed, by Toyota Motor Corporation, Toyota Financial Services Corporation, or any of their respective affiliates. The IncomeDriver Notes® will have the benefit of credit support agreements as described in the prospectus filed with the SEC. IncomeDriver Notes® do not constitute a savings, deposit or other bank account and are not insured by or subject to the protection of the Federal Deposit Insurance Corporation. IncomeDriver Notes® are not a money market fund, which are typically diversified funds consisting of short-term debt securities of many issuers, and therefore do not meet the diversification and investment quality standards set forth for money market funds by the Investment Company Act of 1940.

Daily interest automatically reinvested monthly

Simple online enrollment

Additional investments allowed at any time with no minimum investment amount required

Manage investments at any time

Higher interest rates than typical savings accounts

Low $500 minimum initial investment

No long-term commitments